

Mail Stop 4631

August 26, 2010

via U.S. mail and facsimile

Rong Guangdao, Chairman
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road
Jinshan District, Shanghai, 200540
The People's Republic of China

> **RE:** **Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 10, 2010**
> **Form 20-F/A No. 1 for the Fiscal Year Ended December 31, 2009**
> **Filed July 19, 2010**
> **File No. 1-12158**

Dear Mr. Guangdao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Unresolved Staff Comments, page 30

1. In future filings, please refer to all comment letters you have received from the Staff which relate to unresolved Staff comments. We note that you also received a letter dated April 30, 2010 regarding the disclosure of contacts you may have had with Iran, Syria, Sudan, and Cuba.

Item 5. Operating and Financial Review and Prospects, page 30

2. We note your disclosure in Risks Factors on pages 7 and 8. In future filings, please provide information relating to any government economic, fiscal, monetary, or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations or investments by host country shareholders. See Item 5.A.4 of Form 20-F.

B. Liquidity and Capital Resources, page 41

3. In future filings, please provide a more detailed discussion of short term and long term liquidity and please describe the effects of the current global economic downturn on your liquidity. For example, we note on page 5 that you have had to take on an increased amount of indebtedness in 2008, 2009, and 2010 to fund your capital expenditures and operations as compared to previous years.

4. We note your dependency on your short-term bank loans for liquidity purposes, as your current liabilities have been increasingly exceeding current liabilities since fiscal year 2008. Given this dependence, please revise your discussion and analysis of liquidity in future filings to provide investors with an understanding of each of your material short-term debt instruments, including the material terms, expiration dates and amounts available for borrowing under each instrument without violating any covenants as of the end of the most recent balance sheet date. Please also provide a discussion and analysis as to the likelihood of your ability to renew each of these instruments. Finally, please provide investors with an understanding of the impact to your liquidity and business if you are unable to renew any and/or all of the short-term bank loans. Please refer to Items 5.B.1 and 5.B.2 of Form 20-F and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

5. We note that inventories are 76% of total current assets and 23% of total assets as of December 31, 2009. Given the significance of inventories to total current assets and your negative working capital for the past two fiscal year ends, please provide investors with a detailed analysis of your assessment of the realizability of your inventories, including an analysis of the inventory turnover ratio or other measure used by management to monitor inventories. Please refer to Item 5 of Form 20-F and Section 501.13.b. of the Financial Reporting Codification for guidance.

Off-Balance Sheet Arrangements, page 43

6. We note your negative disclosure regarding guarantees. In future filings, please address whether you have any other off-balance sheet arrangements.

Directors, Senior Management and Employees, page 44

7. On page 50, we note that a director named Han Zhihao received compensation in the fiscal year ending December 31, 2009, however, it does not appear that you have included a biography for this director pursuant to Item 6.A. of Form 20-F. Please reconcile your disclosure in future filings.

Documents on Display, page 75

8. In future filings, please use the current address of the Securities and Exchange Commission: 100 F Street, NE, Washington, DC 20549.

Controls and Procedures, page 79

9. We note your disclosure of the full definition of disclosure controls and procedures. We further note, however, that you have concluded that "[y]our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file under the Exchange Act is recorded, processed, summarized and reported as and when required." By its terms, this conclusion does not address whether your disclosure controls and procedures were also adequate and effective to ensure that information required to be disclosed was accumulated and communicated to management to allow timely decisions regarding required disclosure. Please confirm, if true, that your disclosure controls and procedures were effective in this respect and, in future filings, please revise your disclosure accordingly.

Exhibits, page 85

10. In future filings, please provide as an exhibit the information about your subsidiaries required by instruction 8 of the Instructions as to Exhibits of Form 20-F.

Consolidated Balance Sheets, page F-3

11. In future filings, please include disclosure in your footnotes to explain what the line item, bills receivable, represents. To the extent necessary, please also provide the disclosures required by paragraph 36 and 37 of IFRS 7 for this line item. Please provide us with the disclosures you intend to include in future filings.

1. Organization, Principal Activities and Basis of Preparation, page F-11

12. In future filings, please disclose the date when the financial statements were authorized for issue and who gave the authorization. Please refer to paragraph 17 of IAS 10 for guidance.

2. Principal Accounting Policies, page F-14

(a) Basis of consolidation, page F-14
(ii) Associates and jointly controlled entities, page F-15

13. Please expand your accounting policy to indicate whether or not adjustments have been made to conform the investees' accounting policies to those of the investor. Please refer to paragraphs 26 and 27 of IAS 28 for guidance.

(d) Property, plant and equipment, page F-16

14. In future filings, please disclose that you also review the depreciation method(s) used annually in addition to the useful lives and residual values, if correct. Please refer to paragraph 61 of IAS 16 for guidance.

(h) Inventories, page F-18

15. We note your disclosure that the cost of inventories includes costs of conversion and other costs incurred to bring the inventories to their present location and condition. We further note the components of cost of sales, as disclosed within Note 5. Based on the listed components of cost of sales, it is unclear if indirect costs of production are being allocated to and included in the inventories balances in accordance with the guidance in paragraphs 12-14 of IAS 2. Please advise and revise your disclosures to clarify your accounting for these costs.

(o) Revenue recognition, page F-20

16. In future filings, please expand your revenue recognition policy for services to clarify that revenues are not recognized until all of the criteria detailed in paragraph 20 of IAS 18 are met. Please refer to paragraphs 21-28 of IAS 18 for additional guidance. Please provide us with the disclosure you intend to include in future filings.

3. Changes in Accounting Policies, page F-25

17. We note that in fiscal year 2009 you changed the measurement of your property, plant and equipment to the cost model from the revaluation model to align your accounting policy with your industry peers. Please provide us with a more comprehensive explanation as to how you determined that this change in accounting policy results in providing investors with reliable and more relevant information.

11. Income Tax, page F-30

18. In future filings, please disclose the following:
- The aggregate current and deferred tax charged or credited directly to equity. Please refer to paragraph 81(a) of IAS 12 for guidance.
- The aggregate temporary differences from your investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognized. Please refer to paragraph 81(f) of IAS 12.
- The amount of income tax consequences of dividends to shareholders that have not been recognized as a liability as of the most recent balance sheet date. Please refer to paragraph 81(i) of IAS 12.

15. Inventories, page F-36

19. In future filings, please explain to investors why you recognized the significant increase to the allowance for diminution in value of inventories during fiscal year 2008 either in Note 15, Note 31 or within MD&A. Please provide us with the disclosures you intend to include in future filings.

21. Interest in Associates and Jointly Controlled Entities, page F-40

20. We note that you have provided summary financial information on associates. Please expand your disclosure to indicate the basis of accounting used to prepare the summary financial information, and, whether or not the amounts reported are based on your share of your associates' results and financial position.

27. Commitments and Contingencies, page F-48

21. Please clarify in future filings whether or not you have recognized any provisions during either period presented. If not, supplementally and in future filings explain why. Otherwise, please provide the disclosures required by paragraphs 84-85 of IAS 37 in future filings. To the extent that you need to provide the additional disclosures, please provide us with the disclosures you intend to include in future filings.

22. Please confirm to us that you have no contingent liabilities related to any legal issues for which the possibility of an outflow of resources are other than remote. Otherwise, please provide the disclosures required by paragraph 86 of IAS 37 in future filings. To the extent that you need to provide the additional disclosures, please provide us with the disclosures you intend to include in future filings.

28. Retirement Schemes, page F-49

23. Please confirm to us that the terms of the supplementary defined contribution retirement plan met the definition of a defined contribution plan, as discussed in paragraphs 25 and 26 of IAS 19. Otherwise, please tell us how your accounting for this plan is in accordance with the guidance in IAS 19. Please revise your disclosures in future filings accordingly.

29. Related Party Transactions, page F-50

24. We note that a significant portion of your sales for each period presented is to your ultimate parent company and your parent company. In future filings, please provide investors with an understanding as to the terms of these related party sales and how those terms have impacted the gross profit recognized during each period presented. For example, to the extent that the gross profit recognized and the trends depicted are materially impacted as a result of these sales you should provide investors with the corresponding gross profit recognized for these sales for each period presented.

30. Segment Reporting, page F-54

25. In future filings, please disclose the amount of Intermediate Petrochemicals' intersegment sales for each of the other reportable segments for each period presented. This disclosure will allow investors to better understand the interaction between Intermediate Petrochemicals and the other reportable segments along with additional insight into the corresponding reportable segments' cost of sales, given the significance of intercompany sales to the consolidated statements of income.

31. Accounting Judgments and Estimates, page F-60

Impairments for long lived assets, page F-60

26. In future filings, please provide investors with a more comprehensive understanding of the specific judgments and estimates that were used in estimating the value in use or fair value less costs to sell for each major category of long-lived assets tested for impairment during each period presented. Specifically:
 • Disclose the carrying value of the assets test for impairment by asset category during each of the periods presented.
 • Disclose the carrying value subsequent to the impairment charge for those assets in which an impairment charge was recognized by asset category for each of the periods presented.
 • Explain the specific considerations for making the judgments and estimates used to estimate the recoverable amount for each asset category tested during each of the periods presented. The disclosure should be company-specific and asset-

specific. Please refer to paragraphs 25-57 of IAS 36 for guidance in estimating the recoverable amounts.

Please provide us with the disclosure you intend to include in future filings.

Recognition of deferred tax assets, page F-61

27. In future filings, please revise your disclosures to clarify that you are assessing your unrecognized deferred tax assets at the end of each reporting period in accordance with paragraph 37 of IAS 12, if correct. Please also revise your disclosures to clarify that you are assessing the carrying amount of the deferred tax assets that are recognized at the end of each reporting period in accordance with paragraph 56 of IAS 12, if correct.

28. In future filings, please provide investors with a better understanding of the material factors you considered in your assessment that it is probable you will utilize your deferred tax assets. For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. Please quantify the extent to which you are relying on deferred tax liabilities. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Please refer to paragraphs 125-133 of IAS 1 and Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

Exhibits 12.1 and 12.2 – Certifications

29. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Additionally, please refrain from replacing the word "report" with "annual report" as was done in paragraph 1 of Exhibit 12.2 and deleting the word "annual" in paragraph 2 of Exhibit 12.2. This comment also applies to the certifications contained in Exhibits 12.1 and 12.2 in the Form 20-F/A that you filed on July 19, 2010. Please comply with this comment in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Mr. Guangdao
Sinopec Shanghai Petrochemical Company Limited
August 26, 2010
Page 8

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235, or in her absence, Dieter King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

John Cash
Accounting Branch Chief